                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of Lorus Therapeutics Inc. (the "Corporation" or "Lorus") to be held on Thursday, November 20, 2003 at 4:00 p.m. (Toronto time) at The Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the total cost of the solicitation will be borne by the Corporation. The information contained herein is given as at October 10, 2003 except where otherwise noted.

Copies of the Corporation's latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of the Corporation for fiscal 2003 together with the report of auditors thereon, management's discussion and analysis of the Corporation's financial condition and the results of operations for 2003, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation's last fiscal year and this circular are available upon request from the Corporate Secretary.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are representatives of the management of the Corporation and are directors or officers of the Corporation. A SHAREHOLDER WHO WISHES TO APPOINT SOME OTHER PERSON TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO by inserting such person's name in the blank space provided in the enclosed form of proxy. Such other person need not be a shareholder of the Corporation.

To be valid, proxies must be deposited with Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 4:00 p.m. on Tuesday, November 18, 2003 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

NON-REGISTERED HOLDERS

Only registered holders of common shares of the Corporation (the "Common Shares"), or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     (b) in the name of a depository (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with securities law, the Corporation has distributed copies of the notice of meeting, this Circular, the form of proxy, and the 2003 annual report which includes management's discussion and analysis, (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use a service company (such as ADP Investor Communications ("ADP IC")) to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

or

B. Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Computershare Trust Company of Canada, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

NON-REGISTERED HOLDERS SHOULD FOLLOW THE INSTRUCTIONS ON THE FORMS THEY RECEIVE AND CONTACT THEIR INTERMEDIARIES PROMPTLY IF THEY NEED ASSISTANCE.

REVOCATION

A registered shareholder who has given a proxy may revoke the proxy by:

     (a) completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

     (b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

     (c)  in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT
REPRESENTATIVES:

           (i) FOR THE ELECTION OF DIRECTORS;

          (ii) FOR THE APPOINTMENT OF AUDITORS;

         (iii) FOR A RESOLUTION RATIFYING THE AMENDMENT OF THE CORPORATION'S STOCK OPTION PLAN TO INCREASE THE MAXIMUM AMOUNT OF COMMON SHARES RESERVED FOR ISSUANCE UNDER SUCH PLAN BY 2,800,000 COMMON SHARES, THE FULL TEXT OF WHICH RESOLUTION IS SET OUT IN APPENDIX B TO THE CIRCULAR; AND

          (iv) FOR A RESOLUTION AUTHORIZING AND ADOPTING THE 2003 STOCK OPTION PLAN OF THE CORPORATION, INCLUDING THE ISSUANCE OF AN ADDITIONAL 5,782,081 COMMON SHARES OR, IF THE RESOLUTION TO INCREASE THE NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE UNDER THE CORPORATION'S EXISTING STOCK OPTION PLAN SET OUT IN APPENDIX B TO THE CIRCULAR IS NOT ADOPTED BY SHAREHOLDERS, TO APPROVE THE ISSUANCE OF 8,582,081 COMMON SHARES PURSUANT TO THE 2003 STOCK OPTION PLAN, THE FULL TEXT OF WHICH IS SET OUT IN APPENDIX C TO THE CIRCULAR.

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

On October 10, 2003 the Corporation had outstanding 171,517,341 common shares. Each holder of common shares of record at the close of business on October 10, 2003, the record date established for notice of the meeting, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any Common Shares after the record date and the transferee of such shares establishes ownership of them and makes a written demand, not later than the close of business on November 10, 2003, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and officers of the Corporation, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares.

APPOINTMENT OF AUDITORS

Unless the shareholder has specified in the enclosed form of proxy that the Common Shares represented by the proxy are to be voted against the appointment of auditors, ON ANY BALLOT THAT MAY BE CALLED FOR IN THE APPOINTMENT OF AUDITORS, THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES IN RESPECT OF WHICH THEY ARE APPOINTED PROXY FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.

KPMG LLP was first appointed as auditors of the Corporation in October 1994.

For fiscal 2003, fees for audit and audit related services provided by the auditors to the Corporation and its subsidiaries were $79,000 as compared to $54,350 in fiscal 2002. Non-audit fees paid to the auditors relating to tax planning and compliance, internal control, risk management and other advisory services were $45,707 in 2003 compared to $41,550 in 2002.

ELECTION OF DIRECTORS

The board of directors of the Corporation currently consists of seven directors. All directors elected at the Meeting will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Unless the shareholder has specified in the enclosed form of proxy that the Common Shares represented by the proxy are to be voted against the election of directors, ON ANY BALLOT THAT MAY BE CALLED FOR IN THE ELECTION OF DIRECTORS, THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES IN RESPECT OF WHICH THEY ARE APPOINTED PROXY FOR THE ELECTION AS DIRECTORS OF THE PROPOSED NOMINEES WHOSE NAMES ARE SET FORTH BELOW. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

The following table sets out the name of each of the persons proposed to be nominated for election as a director, all major positions and offices in the Corporation held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected or appointed a director of the Corporation and the approximate number of Common Shares that each nominee has advised the Corporation are beneficially owned by, or subject to the control or direction of, such nominee. The Corporation has an Audit Committee, a Corporate Governance Committee, a Human Resources and Compensation Committee (the "Compensation Committee") and an Environmental Committee. The members of these committees are indicated in the table below.


                                                                                       YEAR             OWNERSHIP OR
                                                                                   FIRST ELECTED        CONTROL OVER
                                                                                   OR APPOINTED            COMMON
NAME OF DIRECTOR                                                                    A DIRECTOR            SHARES(1)
----------------                                                                   -------------        ------------
ROBERT CAPIZZI(3), Philadelphia, Pennsylvania................................           2003                   --
President, Capizzi Clinical Resources Inc.

KEVIN BUCHI(2), West Chester, Pennsylvania...................................           2003                   --
Senior Vice President and Chief Financial Officer of Cephalon Inc..

DONALD W. PATERSON(2)(4) ,Toronto, Ontario...................................           1991              125,260
President, Cavandale Corporation
(corporate consulting)

ELLY REISMAN, Richmond Hill, Ontario.........................................           1999            1,443,208
President, Great Gulf Group

ALAN STEIGROD(3), Newport Beach, CA..........................................           2001                   --
Managing Director, Newport Health Care Ventures

GRAHAM STRACHAN(2)(4)(5), Toronto, Ontario...................................           2001                   --
President, GLS Business Development Inc.

JIM A. WRIGHT, Oakville, Ontario.............................................           1999            6,112,800(6)
Chief Executive Officer of the Corporation

(1) In addition, the current directors hold, in aggregate, options to purchase 1,037,500 Common Shares at May 31, 2003. These options were granted to the directors as consideration for services rendered as directors of the Corporation. See "Executive Compensation -- Compensation of Directors".

(2)  Member of the Audit Committee.

(3)  Member of the Human Resources and Compensation Committee.

(4)  Member of the Corporate Governance Committee.

(5)  Member of the Environmental Committee.

(6) Of the 6,112,800 Common Shares, 4,428,541 are owned directly by Dr. Wright and 1,684,259 are owned by a trust for the benefit of Dr. Wright's spouse.

During the past five years each of the directors of the Corporation listed above has held his present principal occupation as set out above except (i) Mr. Strachan who, prior to December 1999, was President and Chief Executive Officer of Allelix Biopharmaceuticals Inc., and (ii) Dr. Wright, who co-founded GeneSense Technologies Inc. ("GeneSense") in 1996, and served as its President, Chief Scientific Officer and a director. Since October, 1999, GeneSense has been a wholly owned subsidiary of the Corporation. The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

CORPORATE GOVERNANCE

     The board of directors is committed to ensuring that the Corporation has an effective corporate governance system, which adds value and assists the Corporation in achieving its objectives. At Lorus, corporate governance means the process and structure used to supervise the business and affairs of the Corporation with the objective of enhancing shareholder value. The process and structure define the division of authority and responsibilities and establish mechanisms for achieving accountability by the board and management.

     The Toronto Stock Exchange ("TSX") has adopted 14 guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and evaluation of board members. Companies whose securities are listed on the TSX are required to annually disclose how their governance practices conform or depart from the Guidelines, but conforming with the Guidelines is not itself a requirement of listing.

     Lorus acknowledges the benefits received by Lorus and its shareholders from the disclosure of governance practices and is committed to an ongoing process of disclosure and further implementation of the guidelines, where appropriate. In accordance with the guidelines, it is a listing requirement that each TSX-listed corporation annually disclose its approach to corporate governance with reference to the guidelines. The disclosure is attached to this Circular as Appendix "A".

     There have been substantial developments in legislation and regulations related to corporate governance in both Canada and the United States. The corporate governance committee is in the process of reviewing and modifying, where applicable, the Corporation's policies to ensure compliance with legislative requirements and acceptable corporate practice.

EXECUTIVE COMPENSATION

     Summary Compensation

The following Summary Compensation Table, presented in accordance with the regulation to the Securities Act (Ontario), sets forth the compensation paid in respect of individuals who were, in respect of the financial year ended May 31, 2003, the Chief Executive Officer and the four other most highly compensated executive officers of the Corporation (collectively, the "Named Executives").

                           Summary Compensation Table


                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                       ANNUAL COMPENSATION                 AWARDS
                                             ----------------------------------------    SECURITIES
                                                                                            UNDER
                                                                        OTHER ANNUAL    OPTIONS/SARS
                                              SALARY         BONUS      COMPENSATION       GRANTED        ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR         ($)           ($)            ($)             (#)        COMPENSATION
--------------------------------------------------------------------------------------------------------------------
Dr. Jim A. Wright                  2003        283,000      110,000           Nil          417,000           Nil
Chief Executive Officer            2002        274,885       61,480           Nil          300,000           Nil
                                   2001        196,231       65,675           Nil          150,000           Nil
--------------------------------------------------------------------------------------------------------------------
Ms. Suzanne Cadden(1)              2003        177,705       47,275           Nil          135,000           Nil
Vice President, Clinical and       2002        144,108       19,503           Nil           63,300           Nil
Regulatory Affairs                 2001         43,612        7,949           Nil              Nil           Nil
--------------------------------------------------------------------------------------------------------------------
Dr. Aiping Young                   2003        197,815       49,829           Nil          150,000           Nil
Senior Vice President,             2002        190,154       24,480           Nil          200,000           Nil
Research and Development           2001        167,538       30,030           Nil          163,297           Nil
--------------------------------------------------------------------------------------------------------------------
Mr. Geoffrey Collett               2003        172,008       27,353           Nil           75,000       158,368(2)
Vice President, Corporate          2002        165,846       20,073           Nil          225,000           Nil
Development                        2001        152,000       24,850           Nil           50,000           Nil
--------------------------------------------------------------------------------------------------------------------
Mr. James T. Parsons               2003        113,205       23,223           Nil           75,000       157,716(3)
Vice President, Finance  and       2002        155,846       19,865           Nil          100,000           Nil
Administration and CFO             2001        142,000       23,075           Nil           50,000           Nil
--------------------------------------------------------------------------------------------------------------------

(1)  Ms. Cadden joined the Corporation in February, 2001

(2) Mr. Collett resigned from his position on August 20, 2003, the amount of "All Other Compensation" relates to June and July, 2003 compensation and a lump sum agreement with Mr. Collett

(3) Mr. Parsons resigned from his position on January 10, 2003, $117,090 of the amount under "All Other Compensation" relates to a pay continuation agreement with Mr. Parsons and the remainder represents the benefits realized on the exercise of stock options.

     STOCK OPTION INCENTIVE COMPENSATION

The following tables set forth the options granted to and exercised by each of the Named Executives during the year ended May 31, 2003:

       Option/SAR Grants During the Most Recently Completed Financial Year

                                                                                    MARKET
                                                                                   VALUE OF
                                                   % OF TOTAL                     SECURITIES
                                   SECURITIES     OPTIONS/SARS                    UNDERLYING
                                      UNDER        GRANTED TO                    OPTIONS/SARS
                                  OPTIONS/SARS    EMPLOYEES IN   EXERCISE OR        ON THE
                                    GRANTED         FINANCIAL     BASE PRICE     DATE OF GRANT       EXPIRATION
NAME                                  (#)             YEAR       ($/SECURITY)     ($/SECURITY)         DATE
----------------------------------------------------------------------------------------------------------------
Dr. Jim A. Wright                   300,000(1)      13.00%         $0.63            $0.63            15-Jan-2008
  Chief Executive Officer           117,000(1)       5.07%         $0.58            $0.58            25-Aug-2007
----------------------------------------------------------------------------------------------------------------
Dr. Aiping Young                     75,000          3.25%         $0.95            $0.95            17-Jul-2007
  Senior Vice President,             75,000(1)       3.25%         $0.33            $0.33            25-Sep-2007
  Research and Development
----------------------------------------------------------------------------------------------------------------
Ms. Suzanne Cadden                   75,000          3.25%         $0.95            $0.95            17-Jul-2007
  Vice President, Clinical and       60,000(1)       2.60%         $0.33            $0.33            25-Sep-2007
  Regulatory Affairs
----------------------------------------------------------------------------------------------------------------
Mr. Geoffrey Collett(2)              75,000          3.25%         $0.95            $0.95            17-Jul-2007
  Vice President, Corporate
  Development
----------------------------------------------------------------------------------------------------------------
Mr. James T. Parsons(2)              75,000          3.25%         $0.95            $0.95            17-Jul-2007
  Vice President, Finance and
  Administration and CFO
----------------------------------------------------------------------------------------------------------------

(1) The officers were granted incentive options to purchase Common Shares of the Corporation. The options vest immediately upon the attainment of specific undertakings; failing to achieve the undertakings will result in forfeiture on the specified deadline. These option grants are presented net of forfeiture.

(2)  Options for Mr. Collett and Mr. Parsons have expired.

Other than as described in the above footnote, the remaining options were granted on July 18, 2002, in respect of corporate and personal performance during the year ended May 31, 2003. The options vest on the basis of 50% on the first anniversary and 25% on the second and third anniversary of the date of granting. The exercise price of all the $0.95 options was the closing price of the Corporation's Common Shares on the TSX on July 17, 2002.

       Aggregated Option/SAR Exercises During the Most Recently Completed
             Financial Year and Financial Year-End Option/SAR Values


                                                                                                       VALUE OF
                                                                                                      UNEXERCISED
                                                                                UNEXERCISED          IN-THE-MONEY
                                                                              OPTIONS/SARS AT       OPTIONS/SARS AT
                                               SECURITIES     AGGREGATE        MAY 31, 2003          MAY 31, 2003
                                              ACQUIRED ON       VALUE               (#)                  ($)
                                                EXERCISE       REALIZED        EXERCISABLE/          EXERCISABLE/
                    NAME                          (#)            ($)           UNEXERCISABLE         UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------
Dr. Jim A. Wright                                 Nil            Nil          522,500/454,500        223,100/91,560
  Chief Executive Officer
----------------------------------------------------------------------------------------------------------------------
Dr. Aiping Young                                  Nil            Nil          366,223/172,074        122,063/91,560
  Senior Vice President, Research and
  Development
----------------------------------------------------------------------------------------------------------------------
Ms. Suzanne Cadden                                Nil            Nil          224,975/138,325        86,017/15,656
  Vice President, Clinical and Regulatory
  Affairs
----------------------------------------------------------------------------------------------------------------------
Mr. Geoffrey Collett                              Nil            Nil          243,750/131,250        29,063/20,438
  Vice President, Corporate Development
----------------------------------------------------------------------------------------------------------------------
Mr. James T. Parsons                              Nil            Nil          226,250/56,250         17,438/17,438
  Vice President, Finance and
  Administration and CFO
----------------------------------------------------------------------------------------------------------------------

     COMPENSATION PLAN

Executive officers of the Corporation, including the Named Executives (collectively the "Executive Officers"), are eligible to participate in a performance related compensation plan (the "Compensation Plan"). The Compensation Plan provides for potential annual cash bonus payments and annual granting of options to purchase Common Shares under the Corporation's stock option plan (the "Stock Option Plan"). The Stock Option Plan was created in 1993 and has been amended from time to time to increase the number of shares reserved for issuance thereunder. As of the date of this circular, 12,000,000 Common Shares have been reserved for issuance and approved by shareholders. See "Special Business".

The potential annual cash bonus and annual granting of options to each Executive Officer are conditional upon the achievement by the Corporation and each Executive Officer of predetermined objectives reviewed by the Compensation Committee and approved by the board of directors of the Corporation. See "Compensation Committee" and "Report on Executive Compensation".

Employees (the "Employees") of the Corporation, other than Executive Officers, participate in a separate performance bonus plan which provides for the annual granting of options to purchase Common Shares under the Stock Option Plan. The Corporation also grants options to purchase Common Shares to certain employees upon commencement of their employment with the Corporation. During the year ended May 31, 2003, the Corporation granted options to Employees to purchase 581,210 Common Shares, being 27% of the total incentive stock options granted under the Stock Option Plan during the year to Employees and Executive Officers.

     PENSION PLAN

Currently, the Corporation does not maintain a pension plan for its Executive Officers or its Employees. Instead of a pension plan, the Corporation maintains a Stock Option Plan which is available for its Executive Officers and Employees. See "Stock Option Incentive Compensation" above. Also, the Corporation has a Deferred Profit Sharing Plan ("DPSP") matching program which is available to all Employees. The DPSP matching program provides 100% matching of employee contributions into the employee's Group RRSP account up to a maximum of three percent (3%) of the employee's gross earnings. Contributions made by the Corporation began in Fiscal 1998 and were made to the employees Group Retirement Savings Plan. From February 2001, the Corporation's contributions were paid into an employer-sponsored DPSP.

     DIRECTORS' AND OFFICERS' ALTERNATE COMPENSATION PLAN

The Corporation created a directors' and officers' alternate compensation plan (the "Alternate Compensation Plan"). Under the Alternate Compensation Plan, the Corporation has the option of paying annual fees (the "Annual Fees") to directors who are not full time employees of the Corporation ("Participating Directors") by the allotment and issuance from treasury to each of the Participating Directors of such number of Common Shares as is equivalent to the cash value of the Annual Fees. Under the Alternate Compensation Plan, the Compensation Committee may at any time during the period between annual meetings of the shareholders of the Corporation recommend the allotment and issuance of Common Shares from treasury in satisfaction of Annual Fees otherwise payable in cash to Participating Directors. The board of directors may then formally allot and issue the Common Shares at an issue price equal to the closing price of the Common Shares of the Corporation on the TSX on the day of, or the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the stock exchange, exchanges or other market upon which the Common Shares are from time to time listed for trading and any other applicable regulatory authority (collectively, the "Regulatory Authorities").

In addition, the Alternate Compensation Plan permits the Corporation, at its option, to satisfy the meeting attendance fees (the "Meeting Fees") earned by the Participating Directors as a result of attendance at board meetings held between annual shareholder meetings by the allotment and issuance of Common Shares. The issue price is equal to the closing price of the Common Shares on the TSX on the day of, or the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities.

The Alternate Compensation Plan also permits the Corporation, at its option, to provide for the payment of all or part of the performance bonuses (the "Performance Bonuses") for certain employees of the Corporation (the "Participating Employees"), which bonuses would otherwise be payable entirely in cash, through the issuance of Common Shares. Under this aspect of the Alternate Compensation Plan, the Compensation Committee may at any time recommend the allotment and issuance of Common Shares from treasury to one or more Participating Employees in satisfaction of Performance Bonuses established in accordance with criteria set by the board of directors (in consultation with the Compensation Committee). The issue price for the Common Shares will be at a price equal to the closing price of the Common Shares of the Corporation on the TSX on the day of, or the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities. The board of directors will not be obliged to allot and issue Common Shares to Participating Employees. However, if the board of directors elects to meet its obligations to satisfy Performance Bonuses through the allotment and issuance of Common Shares, it will do so by passing a resolution allotting and issuing the appropriate number of Common Shares only if and when the criteria for payment of the related Performance Bonuses are met.

The Alternate Compensation Plan is administered by the board of directors (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the board of directors without shareholder approval, provided that the maximum number of Common Shares which may be issued under the Alternate Compensation Plan is not in excess of 2,500,000 Common Shares. Common Shares issued under the Alternate Compensation Plan will be subject to trading or resale restrictions under any applicable laws. The board of directors may terminate the Alternate Compensation Plan any time before or after any reservation, allotment or issuance of Common Shares thereunder.

     DIRECTORS' AND OFFICERS' DEFERRED SHARE UNIT PLAN

The Corporation created a deferred share unit plan for directors and officers (the "Deferred Share Unit Plan"). Under the Deferred Share Unit Plan, participating directors may elect to receive either a portion or all of their Annual Fees from the Corporation in deferred share units. Under the Deferred Share Unit Plan, the Compensation Committee may at any time during the period between annual meetings of shareholders of the Corporation, recommend the Corporation credit to each Participating Director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the shares. The fair market value of the shares is determined as the closing price of the Common Shares of the Corporation on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities.

In addition, the Participating Directors may elect under the Deferred Share Unit Plan to receive deferred share units in satisfaction for Meeting Fees earned by the Participating Directors as a result of attendance at meetings of the board of directors held between annual meetings of the Corporation's shareholders by the credit to each Participating Director of the number of units equal to the gross amount of the Meeting Fees to be deferred divided by the fair market value of the shares, being the closing price of the Common Shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the board of directors and permitted by the Regulatory Authorities.

The Deferred Share Unit Plan is administered by the board of directors (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the board of directors without shareholder approval. When a Participating Director ceases to hold the position of director and is no longer otherwise employed by the Corporation, the Participating Director receives either (a) a lump sum cash payment equal to the number of deferred share units held multiplied by the then fair market value of the Common Shares of the Corporation on the date of termination, or (b) the number of Common Shares that can be acquired in the open market with the amount described in (a), either case being subject to withholding for income tax. The board of directors may terminate the Deferred Share Unit Plan any time before or after any allotment or accrediting of deferred share units thereunder.

     CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has employment agreements with each of the Named Executives.

The agreement for Ms. Cadden provides for a notice period in the event of termination without cause equal to six months, plus one additional month for each year of completed service after the first year of employment. The agreements for Dr. Wright and Dr. Young provide for a notice period of 12 months.

     COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The board of directors, upon the advice of the Compensation Committee of the board, determines executive compensation. The Compensation Committee was comprised of two directors who were not employees or officers of the Corporation during the period June 1, 2002 to January 16, 2003. The members of the Compensation Committee during the above period were Mr. Robert Bechard and Mr. Steigrod. In January, 2003 Mr. Strachan replaced Mr. Bechard (Mr. Bechard resigned from the board in December, 2002) and Mr. Capizzi was appointed to the committee. Mr. Steigrod is Chair of the Compensation Committee. The Compensation Committee met five times during the above period.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee's mandate is to review, and advise the board of directors on the recruitment, appointment, performance, compensation, benefits and termination of Executive Officers. The Compensation Committee also administers and reviews procedures and policies with respect to the Corporation's Stock Option Plan, employee benefit programs, pay equity and employment equity. The philosophy of the Compensation Committee towards Executive Officer compensation is to reward performance and to provide a total compensation package that will attract and retain qualified, motivated and achievement oriented Executive Officers.

The Compensation Committee attempts to create compensation arrangements that will align the interests of the Executive Officers and the shareholders of the Corporation. The key components of Executive Officer compensation are base salary, potential annual cash bonuses and annual participation in the Stock Option Plan.

     Base Salary -- Initial Stock Options

Base salary for each Executive Officer is a function of the individual's experience, past performance and anticipated future contribution. The Compensation Committee uses private and public compensation surveys to assist with the determination of an appropriate compensation package for each Executive Officer.

Executive Officers are granted stock options on the commencement of employment with the Corporation in accordance with the responsibility delegated to each Executive Officer for achieving corporate objectives and enhancing shareholder value.

     Potential Annual Cash Bonuses and Annual Participation in the Stock Option Plan

Generally, potential annual cash bonuses and annual awards of options under the Stock Option Plan for each Executive Officer are conditional in part upon the achievement by the Corporation of predetermined scientific, clinical, regulatory, intellectual property, business and corporate development and financial objectives, and in part upon the achievement by each Executive Officer of individual performance objectives. Executive Officer individual performance objectives for each fiscal year are consistent with corporate objectives and each Executive Officer's role in achieving them. All Corporate and Executive Officer objectives are predetermined by the board of directors after review by the Compensation Committee. Seventy-five percent (75%) of each Executive Officer's potential annual cash bonus is conditional upon the achievement of corporate objectives with the remaining twenty-five percent (25%) being conditional upon the achievement of individual Executive Officer objectives. The Compensation Committee reserves the right to recommend to the board of directors the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

For each Executive Officer, during the year ended May 31, 2003, the potential annual cash bonuses ranged from 20% to 40% of base salary when all corporate and individual Executive Officer objectives were achieved. For each Executive Officer, the potential annual cash bonuses range increased to 30% to 60% of base salary when the Corporate and individual Executive Officer objectives were significantly over-achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and are included in the Summary Compensation Table in the year in respect of which they are earned.

There is a potential for an annual allocation from the Corporation's Stock Option Plan for each Executive Officer when all Corporate and Executive Officer objectives are achieved. The allocation of options is approved by the Compensation Committee of the Corporation and options are priced using the closing market price of the Corporation's Common Shares on the last trading day prior to the date of grant. Options to purchase Common Shares expire five years from the date of grant and vest over three years. The granting of options to purchase Common Shares is included in the Summary Compensation Table in the year that they are earned.

     Chief Executive Officer Compensation

The performance of the Chief Executive Officer is measured in the following areas:

     o    attainment of predetermined corporate objectives;
     o    attainment of predetermined individual objectives;
     o    corporate governance;
     o    financial condition;
     o    human resource management; and
     o    strategic positioning.

Submitted by the Human Resources and Compensation Committee of the Board of
Directors:

         Alan Steigrod (Chair)
         Graham Strachan
         Robert Capizzi
         Robert Bechard (resigned December 2002)

PERFORMANCE GRAPH

The following graph illustrates the Corporation's cumulative total shareholder return (assuming a $100 investment) as compared with The S&P/TSX Composite Total Return Index Value during the period May 31, 1998 to May 31, 2003. During the period May 31, 1997 to January 8, 1999, the Common Shares traded on the TSX under the symbol "IMT" and since January 8, 1999, have traded on the TSX under the symbol "LOR". During the period May 31, 1997 to October 27, 1998, the Common Shares traded on the National Association of Securities Dealer Automated Quotation System Small-Cap Market in the United States under the symbol "IMUTF" and from October 27, 1998 to December 22, 1998, the Common Shares traded on the OTC-BB under the symbol "IMUTF". Since December 23, 1998, the Common Shares have traded on the OTC-BB under the symbol "LORFF".

                   [PERFORMANCE GRAPH OF CUMULATIVE VALUE OF
             A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS]

                S&P/TSX Composite          Lorus
                Total Return Index    Therapeutics Inc.
                ------------------    -----------------
31-May-98            100.00               100.00
31-May-99             91.65                43.33
31-May-00            125.65               236.19
31-May-01            112.25               155.24
31-May-02            107.03                71.43
31-May-03             97.84               120.00

COMPENSATION OF DIRECTORS

During the fiscal year ended May 31, 2003, each director who was not an officer of the Corporation or a representative of a shareholder was entitled to receive 50,000 stock options (the Chair received 100,000) and, at his election, shares, deferred share units and/or cash compensation for attendance at board committee meetings. Compensation is comprised of an Annual Fee of $8,000 (the Chair receives $35,000) and $1,500 per board meeting attended ($4,500 to the Chairman of a board meeting) and $750 per audit, corporate governance, compensation or environmental committee meeting ($1,000 for the Chairman of a Committee) attended. In January, 2003, stock options to purchase 150,000 Common Shares at a price of $0.63 per share expiring January, 2008, were granted, in aggregate, to directors of the Corporation in this regard. In November, 2002, stock options to purchase 210,000 Common Shares at a price of $0.57 per share expiring November, 2007, were granted, in aggregate, to directors of the Corporation in this regard. In November 2001, stock options to purchase 270,000 Common Shares at a price of $1.47 per share expiring November 2006, were granted, in aggregate, to directors of the Corporation in this regard. In November 2000, stock options to purchase 150,000 Common Shares at a price of $2.12 per share expiring November 2005, were granted, in aggregate, to directors of the Corporation in this regard. In addition, the Corporation reimbursed the directors for expenses incurred in attending Meetings of the board of directors and Committees of the board.

DIVIDEND RECORD

The Corporation has never paid dividends on its Common Shares and does not expect to have the ability to pay dividends in the near future. If the Corporation generates earnings in the future, it is expected that such earnings will be retained to finance further growth and, when appropriate, retire debt. The directors of Lorus will determine if and when dividends should be declared and paid in the future based on Lorus' financial position at the relevant time.

INDEBTEDNESS

The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of common shares in fiscal 2003. There was no indebtedness by any employees, officers or directors during any period of fiscal 2003. As of May 31, 2003, there was no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation.

DIRECTOR'S AND OFFICER'S LIABILITY

The Corporation purchases and maintains liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities. The policy provides for coverage in the amount of $10,000,000 with a deductible amount of $150,000 (with some exceptions). For the period June 1, 2002 to May 31, 2003, the premium cost of this insurance was $84,240.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth above under the heading "Executive Compensation", during the financial year of the Corporation ended May 31, 2003, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all Common Shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

                                SPECIAL BUSINESS

AMENDMENT TO THE EXISTING STOCK OPTION PLAN

The Corporation's Stock Option Plan was approved by the shareholders of the Corporation in 1993. Currently, the maximum number of Common Shares that may be issued under the Stock Option Plan, as amended, is 12,000,000 representing approximately 7% of the aggregate number of Common Shares issued and outstanding as of October 10, 2003 (the "Outstanding Common Shares"). As of the date of this Circular, the Corporation had issued 2,772,634 options in excess of the maximum Common Shares issuable under the Stock Option Plan (the "Over-Allotment").

On April 10, 2003, the board of directors passed a resolution approving an amendment to the Stock Option Plan, subject to shareholder and regulatory approval, to increase by 2,800,000 the maximum number of Common Shares issuable under the Stock Option Plan. The Corporation has received conditional listing approval from the TSX for the proposed increase, subject to shareholder approval. If this resolution were to be approved by shareholders, the total number of Common Shares issuable under the Stock Option Plan would be 14,800,000, representing approximately 8.6% of the Outstanding Common Shares.

At the Meeting, shareholders will be asked to ratify an amendment to the Stock Option Plan to permit options to purchase an additional 2,800,000 Common Shares to be issued under the Stock Option Plan. The text of the proposed resolution is appended to this Circular as Appendix B. In order to be effective, the resolution must be passed by a majority of the votes cast at the Meeting.

UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE RESOLUTION AUTHORIZING THE INCREASE IN THE NUMBER OF OPTIONS AND SHARES ISSUABLE PURSUANT TO THE EXERCISE OF OPTIONS UNDER THE STOCK OPTION PLAN AS SET FORTH IN APPENDIX B TO THIS CIRCULAR. THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RESOLUTION.

2003 STOCK OPTION PLAN

The success of the Corporation is based in large part on key personnel, management and the board of directors. The ability to staff these positions with the desired individuals is a product of sustained efforts to recruit, motivate and retain desired personnel in a very competitive marketplace. The Stock Option Plan (described above) is an important mechanism utilized by the Corporation to achieve the goals of recruitment, motivation and retention. However, since the adoption of the Stock Option Plan, there have been significant developments in the laws relating to share option plans and the future objectives of the Corporation. The Corporation believes that the most effective way to address these changes is to create a new share option plan.

On October 9, 2003, the board of directors passed a resolution adopting a new stock option plan (the "2003 Plan"), subject to shareholder and regulatory approval. The number of Common Shares subject to options and to be reserved for issuance under the 2003 Plan is 20,582,081 which represents the 14,800,000 Common Shares reserved for issuance under the existing Stock Option Plan, plus an additional 5,782,081 Common Shares under the 2003 Plan. This calculation assumes that the resolution attached as Appendix B amending the original Stock Option is approved by shareholders. If the resolution attached at Appendix B is not approved by shareholders, an additional 8,582,081 shares will be reserved for issuance under the 2003 Plan, in each case, representing approximately 12% of the Outstanding Common Shares.

Highlights of the 2003 Plan include:

     1. The exercise price of the options is based on the closing trading price of the Common Shares on the TSX the day before the granting of the stock option;

     2. The options may be exerciseable for a period of up to 10 years. This compares to a five year maximum exercise period under the original Stock Option Plan;

     3. The options are not assignable and may only be exercised by optionees for so long as the optionee is an "eligible person" under the 2003 Plan. Generally speaking, Eligible Persons under the 2003 Plan are employees, officers, directors and consultants of the Corporation;

     4. At the time options are granted, no optionee may hold options to purchase more than 5% of the "outstanding issue" (the number of Common Shares issued by the Corporation at the time of granting, less any shares issued during the preceding year pursuant to any share of the Corporation's option plans);

     5. At the time the options are granted, the number of shares reserved for issuance under options granted under any other share compensation arrangement to the optionee may not exceed 5% of the outstanding issue;

     6. The optionee will not, within a 12 month period, be issued a number of shares under the 2003 Plan and/or under any other share compensation plan exceeding 5% of the outstanding issue; and

     7. The Chief Executive Officer is authorized to issue grants of options between board meetings subject to the limitations of the Plan and any guidelines set by the board of directors.

If the resolution adopting the 2003 Plan is approved by shareholders, no further grants of options will be made under the existing Stock Option Plan. Options that have been granted pursuant to the existing Stock Option Plan will continue to be governed by that plan until they are exercised, cancelled or expired. Options that were issued under the existing Stock Option Plan that expire or are cancelled will be available for reissue under the 2003 Plan. If the resolutions approving an increase in the number of options to acquire shares under the existing Stock Option Plan and adopting the 2003 Plan, as at October 10, 2003, are approved, the following options will be available for issuance or issued and outstanding:

     o    issued and outstanding under the Stock Option Plan: 7,136.323

     o    available for issuance under the 2003 Plan: 6,210,845

Any options currently issued and outstanding under the Stock Option Plan will, if cancelled or expired, be available for issuance under the 2003 Plan.

If the resolution adopting the 2003 Plan is not approved by shareholders, and the resolution increasing the number of options issuable under the Stock Option Plan is approved, grants of options will continue to be made under the existing Stock Option Plan. As of the date of this circular: (i) 7,234,913 options to acquire Common Shares have been exercised by option holders pursuant to the Stock Option Plan; (ii) 7,136,323 options remain issued and outstanding under the existing Stock Option Plan; and (iii) 428,764 options under the Stock Option Plan would remain available for issuance. The Corporation believes that its ability to maintain its compensatory regime to achieve its goals of recruitment, motivation and retention of key personnel, management and directors would be impaired if it were unable to grant additional options to acquire Common Shares.

The Corporation is asking shareholders to approve the 2003 Plan and the proposed issuance of an additional 5,782,081 Common Shares, or if the resolution contained in Appendix B is not approved, an additional 8,582,081 Common Shares, under the plan , a copy of which is appended as Schedule 1 to Appendix C of this Circular.

UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE RESOLUTION AUTHORIZING THE ADOPTION OF THE 2003 PLAN AS SET FORTH IN APPENDIX C TO THIS CIRCULAR. THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RESOLUTION.

OTHER BUSINESS

The Corporation knows of no matter to come before the Meeting other than the matters referred to in the notice of meeting.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the board of directors of the Corporation.



                                                         (signed) SHANE A. ELLIS
October 17, 2003                             Vice President of Legal Affairs and
                                                             Corporate Secretary

                                  APPENDIX "A"

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The guidelines and proposed amended guidelines of the TSX emphasize the importance of board-member independence and the responsibility of the Board for adopting a strategic planning process, identifying and monitoring risks and overseeing risk management, succession planning for senior management, overseeing corporate communications and adopting internal control and management information systems. The Corporation subscribes to the principles enunciated in the guidelines and amended guidelines.

The Board has established a Corporate Governance Committee to help the Corporation set in place corporate governance guidelines, to the extent they are practical for the Corporation. The Corporate Governance Committee has reviewed the guidelines, amended guidelines and the Corporation's own corporate governance practices, with input and guidance from the Board. The following table sets forth the 14 guidelines of the TSX, to be amended by the amended guidelines, together with a summary of the position of the Corporation with respect to each guideline:

TSE CORPORATE GOVERNANCE                  COMMENTS
------------------------                  --------

1. The board should explicitly assume     The Board of Directors has assumed
   responsibility for stewardship         responsibility for the stewardship
   of the Corporation                     of the Corporation by overseeing the
                                          management and operations of the
                                          business and supervising management,
                                          which is responsible for the
                                          day-to-day conduct of the business.

                                          The Board Policy Manual and the
                                          terms of reference of the Board of
                                          Directors, Committees and individual
                                          directors set out the purpose,
                                          procedure and organization, and
                                          responsibilities and duties of the
                                          Board and its Committees.


and specifically for:                     The Board has assumed responsibility
                                          for ensuring there are long-term
                                          goals and strategies in place for
                                          the Corporation. The Corporation's
(a) adoption of a strategic               goals and strategies are prepared
    planning process;                     and reviewed together by management
                                          and the Board on an annual basis and
                                          are a primary component of the
                                          Board's annual agenda.

                                          The Board as a whole participates in
                                          discussions on corporate strategy
                                          and, where appropriate, approves the
                                          strategies and implementation plans
                                          recommended by management.

                                          Implementation of the strategic plan
                                          is the responsibility of management.
                                          The Board provides guidance but does
                                          not become involved in day-to-day
                                          matters.

                                          Management reports to the Board on
                                          the Corporation's progress in
                                          achieving the strategic objectives
                                          set out in the strategic plan.

(b) the identification of the             The Board, through its committees
    principal risks of the                and as a whole,

TSE CORPORATE GOVERNANCE                  COMMENTS
------------------------                  --------

  Corporation's business and              believes that it understands the
  ensuring the implementation of          specific risks of the Corporation's
  appropriate systems to manage           business. The Corporate Governance
  these risks;                            Committee has established a review
                                          process to assign responsibility for
                                          principal risks among the Board as a
                                          whole and the committees of the
                                          Board.

                                          Management reports to the Board or
                                          committees of the Board on a regular
                                          basis on the status of key risk
                                          areas.

                                          The Board reviews and approves the
                                          Corporation's annual capital and
                                          operating budgets. The Audit
                                          Committee reviews performance
                                          against budgets on a quarterly
                                          basis.

(c) succession planning, including        The Human Resources and Compensation
    appointing, training and              Committee periodically reviews the
    monitoring senior management;         Corporation's organizational plan
                                          and structure and annually reviews
                                          the senior executive succession
                                          plan, recommending the same to the
                                          Board for approval.

                                          The Corporation's Human Resources
                                          and Compensation Committee, composed
                                          of unrelated directors, monitors the
                                          performance of senior management and
                                          reports to the whole Board.

(d) communications policy for             A formal disclosure and communications
    the corporation; and                  policy is in the process of being
                                          developed which includes the
                                          assignment of responsibility for
                                          disclosure to a corporate
                                          communications team. It is intended
                                          that this team may consult with
                                          professional advisors and/or Board
                                          members as appropriate in the
                                          circumstances.

                                          The Corporation has established a
                                          policy addressing employee and
                                          insider trading. Among other things,
                                          the policy requires that the
                                          Corporation set trading blackouts
                                          for employees and directors in
                                          advance of news releases and/or in
                                          other circumstances as appropriate.

(e) the integrity of the                  The Board has appointed an Audit
    corporation's internal control        Committee composed of independent
    and management information systems.   directors that reviews compliance of
                                          financial reporting with accounting
                                          principles and appropriate internal
                                          controls. The Audit Committee meets
                                          quarterly with management and
                                          periodically with the external
                                          auditors to review financial
                                          statements, internal controls and
                                          other matters. The Audit Committee
                                          reports to the Board prior to the
                                          approval of the quarterly and annual
                                          financial statements.

(2) A majority of directors should be     The Corporation's Board is constituted
    "unrelated" (independent of           of a majority of unrelated directors.
    management and free from any          The only related Board member is
    business or other relationship        Dr. Jim Wright, the Corporation's
    which could, or could reasonably      Chief Executive Officer.  The other
    be perceived to, materially           Board members are unrelated. The
    interfere with the director's         Corporation does not have any
    ability to act with a view to         significant shareholders (i.e. holders
    the best interests of the             of 10% or greater of the outstanding
    Corporation other than interests      Common Shares of the
    and relationships arising

TSE CORPORATE GOVERNANCE                  COMMENTS
------------------------                  --------

    from shareholding).                   Corporation).

(3) The board has responsibility          Dr. Jim Wright (Chief Executive
    for applying the definition           Officer), is a related Board member,
    of "unrelated director" to            as he is the Chief Executive Officer
    each individual director and          of the Corporation. If elected at the
    for disclosing annually the           Meeting, The Board has determined
    analysis of the application           that Dr. Wright will be the only
    of the principles supporting          director who is a related director.
    this definition and whether the
    board has a majority of               The remainder of the present
    unrelated directors.                  directors and nominees for election
                                          to the Board at the Meeting are
                                          unrelated. Additional disclosure on
                                          Board members, with respect to their
                                          business experience and backgrounds,
                                          can be found in the Annual
                                          Information Form and in the Annual
                                          Report of the Corporation.


(4) The board should appoint              The Corporation has established a
    a committee of directors              Corporate Governance Committee, which
    composed exclusively of outside,      as part of its mandate, has the
    i.e., non-management directors,       responsibility of recommending
    a majority of whom are unrelated      qualified candidates for the Board and
    directors, with the responsibility    annually reviewing the effectiveness
    for proposing new nominees to the     of the Board and individual members of
    board and for assessing directors     the Board.
    on an ongoing basis.
                                          All members of the Corporate
                                          Governance Committee are unrelated
                                          directors.

(5) The board should implement            The Corporate Governance Committee has
    a process to be carried out by        been mandated to ensure that the
    an appropriate committee,             contribution of Board members,
    for assessing the effectiveness       committees of the Board and the Board
    of the board as a whole, the          as a whole is reviewed on an annual
    committees of the board and the       basis. A process is being
    contribution of individual            established which will involve
    directors.                            questionnaires to be completed by
                                          individual board members. The
                                          Corporate Governance committee will
                                          review the findings of the
                                          questionnaires and will report the
                                          results regarding the Board members
                                          and Board committees to the Board.
                                          Additionally, the Corporate
                                          Governance Committee monitors the
                                          quality of the relationship between
                                          management and the Board in order to
                                          recommend ways to improve that
                                          relationship.

(6) The Company, as an integral           The Corporation is developing a
    element of the process for            director's orientation manual
    appointing new directors,             containing salient information
    provide an orientation and            about the Corporation including
    education program for new             the operation of the Board and the
    directors.                            committees of the Board.
                                          Additionally, the Corporation
                                          provides new directors the
                                          opportunity to meet senior
                                          management both prior and subsequent
                                          to joining the Board.

                                          Most Board meetings are held at the
                                          Corporation's premises to give
                                          additional insight into the
                                          business.

                                          The Chief Executive Officer, in
                                          conjunction with the Chairman of the
                                          Board, also periodically selects
                                          special educational or informational
                                          topics for presentation and

TSE CORPORATE GOVERNANCE                  COMMENTS
------------------------                  --------
                                          discussion at Board meetings, which
                                          deal with the business and
                                          regulatory environment in which the
                                          Corporation operates, and the
                                          biopharmaceutical industry
                                          generally.

(7) The board should examine              A Board must have enough directors to
    its size, and, with a view to         carry out its duties efficiently,
    determining the impact upon           while presenting a diversity of
    effectiveness, undertake where        views and independence. The Board
    appropriate, a program to reduce      has considered whether the current
    the number of directors to a          size of the Board permits such
    number which facilitates more         diversity and allows sufficient
    effective decision-making.            resources to carry out the duties of
                                          the Board. The number of directors
                                          fixed for the coming year is seven.
                                          From time to time the Board assesses
                                          the number of directors for Board
                                          effectiveness.

(8) The board should review the           It is in the mandate of the Human
    adequacy and form of compensation     Resources and Compensation Committee
    of directors and ensure the           to review the appropriateness and
    compensation realistically            adequacy of directors' compensation
    reflects the risks and                on an annual basis.
    responsibilities involved in
    being an effective director.


(9) Committees of the board should        All Board committees are composed
    generally be composed of outside      solely of non-management directors.
    directors, a majority of whom are
    unrelated directors, although some
    board committees, such as the
    executive committee, may include
    one or more inside directors.

(10) The board should expressly assume    The Corporate Governance Committee
     responsibility for, or assign to     is made up of two outside directors,
     a committee of directors the         Graham Strachan and Donald Paterson.
     general responsibility for,          The committee met five times in fiscal
     developing the Company's approach 2003. The committee is responsible for to governance issues. The committee and makes recommendations to the Board
     would, amongst other things, be      concerning the governance of the
     responsible for the Company's        Corporation. Included in the Corporate
     response to these governance         Governance Committee mandate is the
     guidelines.                          responsibility to:

                                 .        1. develop the Corporation's
                                             approach to corporate governance
                                             issues;

                                          2. monitor the application of the
                                             Corporation's governance principles
                                             and report to the Board on a
                                             regular basis; and

                                          3. review the mandates of the various
                                             Board Committees and recommend
                                             changes.

                                          The committee is developing a code
                                          of ethics for the principal and
                                          senior officers of the Corporation.
                                          Such code will be aimed at creating
                                          written standards that are
                                          reasonably designed to deter
                                          wrongdoing and to promote:

TSE CORPORATE GOVERNANCE                  COMMENTS
------------------------                  --------

                                          o  honest and ethical conduct,
                                             including the ethical handling of
                                             actual or apparent conflicts of
                                             interest between personal and
                                             professional relationships;

                                          o  full, fair, accurate, timely and
                                             understandable disclosure in public
                                             communications and in reports and
                                             documents that are filed with or
                                             submitted to the all security
                                             regulatory authorities;

                                          o  compliance with applicable laws,
                                             rules and regulations;

                                          o  the prompt internal reporting of
                                             code violations to an such person
                                             or persons identified in the code;
                                             and

                                          o  accountability for adherence to the
                                             code.

                                          The code would also contain a
                                          prohibition on taking any action to
                                          fraudulently influence, coerce,
                                          manipulate or mislead the auditors
                                          of the Corporation and prohibit
                                          retaliation against "Whistle
                                          Blowers" (employees who provide
                                          information or assist in a
                                          government or supervisory
                                          investigation of the Corporation).

(11) The board of Directors, together     Position descriptions are being
     with the CEO, should develop         developed for all senior management
     position descriptions for the        including the Chief Executive
     board and for the CEO, involving     Officer. Mandates have been
     the definition of the limits to      established for all committees of the
     management's responsibilities.       Board. It is intended that the limits
     The board should approve or          to management's authority, and the
     develop the corporate objectives,    circumstances where Board approval is
     which the CEO is responsible         required will be clearly defined.
     for meeting.
                                          The Corporation sets and approves
                                          corporate objectives as part of its
                                          annual budgeting process. These
                                          objectives, together with the
                                          Corporation's strategic plan,
                                          comprise the principal mandate of
                                          the Chief Executive Officer. The
                                          Chief Executive Officer's objectives
                                          also include the general mandate to
                                          maximize shareholder value.

                                          The corporate objectives are
                                          reviewed quarterly by the Board and
                                          the Chief Executive Officer's
                                          performance is review based on
                                          performance against these
                                          objectives.

(12) The board should have in place       The Chair of the Board is not a
     appropriate structures and           member of management and together
     procedures to ensure that            with the Corporate Governance
     the board can function               Committee has the responsibility to
     independently of management.         ensure the Board discharges its
     An appropriate structure would       responsibilities. The Chair of the
     be to (i) appoint a Chair of the     Board maintains open communication
     board who is not a member of         with all directors. The Board meets
     management with responsibility       independent of management quarterly.
     to ensure that the board discharges
     its responsibilities or (ii) adopt
     alternate means such as assigning
     this responsibility to a committee
     of the board or to a director,
     sometimes

TSE CORPORATE GOVERNANCE                  COMMENTS
------------------------                  --------

      referred to as the "lead
      director".

      Appropriate procedures may
      involve the board meeting
      on a regular basis without
      management present or may
      involve expressly assigning
      responsibility for
      administering the board's
      relationship to management
      to a committee of the board.

 (13) The Audit Committee should          The Audit Committee, which is composed
      be composed only of outside         entirely of outside directors, is
      directors. The roles and            responsible for reviewing audit
      responsibilities of the             functions and financial statements,
      Audit Committee should be           and reviewing and recommending for
      specifically defined so as          approval for release to the Board all
      to provide appropriate guidance     public disclosure information such as
      to Audit Committee members as       financial statements, quarterly
      to their duties. The Audit          reports, financial news releases,
      Committee should have direct        annual information forms, management's
      communication channels with         discussion and analysis and
      the internal and the external       prospectuses. Management of the
      auditors to discuss and review      Corporation is currently in the
      specific issues as appropriate.     process of determining individual(s)
      The Audit Committee duties          on the board of directors with
      should include oversight            financial expertise and will ensure
      responsibility for management       in the coming year that the
      reporting on internal control.      Audit committee includes such a
      While it is management's            director.
      responsibility to design and
      implement an effective system       The Audit Committee ensures that the
      of internal control, it is the      auditor reports to the Audit
      responsibility of the Audit         Committee on (i) all critical
      Committee to ensure that            accounting policies, (ii)
      management has done so.             alternative treatments of financial
                                          information that have been discussed
                                          with Management and (iii) other
                                          material written communications with
                                          management.

                                          The Audit Committee also ensures
                                          that management has effective
                                          internal control systems, an
                                          appropriate relationship with the
                                          external auditors and meets
                                          regularly with the external
                                          auditors, without management
                                          present.

(14) The board of directors               Individual directors may engage
     should implement a system to         outside advisers at the Corporation's
     enable an individual director        expense, where appropriate, with
     to engage an outside the             prior approval of the Corporate
     advisor, at the expense              Governance Committee.
     of the Company in appropriate
     circumstances. The engagement
     of the outside advisor
     should be subject to the
     approval of an appropriate
     committee of the board.

                                   APPENDIX B

                  RESOLUTION RATIFYING ISSUE OF EXCESS OPTIONS

BE IT RESOLVED THAT:

     1. subject to the receipt of any requisite regulatory approval, the Corporation be authorized to amend its 1993 stock option plan to (the "1993 PLAN") to permit the issuance of an additional 2,800,000 common shares, and that the directors of the Corporation be and are hereby authorized to make such ancillary amendments to the 1993 Plan as, in their discretion, are necessary in order to give effect to this resolution; and

     2. any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.

                                   APPENDIX C

                   RESOLUTION ADOPTING 2003 STOCK OPTION PLAN

BE IT RESOLVED THAT:

     1. subject to the receipt of any requisite regulatory approval, the adoption of the 2003 Stock Option Plan (the "2003 PLAN") as described in the Circular and set out in Schedule 1 attached hereto, as a stock option plan of the Corporation, is hereby authorized and approved;

     2. an additional 5,782,081 Common Shares or, if the resolution contained in Appendix B to the management information circular of the Corporation is not adopted by shareholders, 8,582,081 Common Shares, be authorized for issuance under the 2003 Plan;

     3. the directors of the Corporation are hereby authorized and empowered to amend the 2003 Plan, except to the extent any amendments are required by applicable regulatory authorities to be ratified by shareholders of the Corporation; and

     4. any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.

                                   SCHEDULE 1

                             LORUS THERAPEUTICS INC.






________________________________________________________________________________


                             2003 SHARE OPTION PLAN

________________________________________________________________________________







                                 OCTOBER 9, 2003

                                TABLE OF CONTENTS


                                   ARTICLE 1.
                                 INTERPRETATION

1.1.            Purpose of the Plan.........................................   1
1.2.            Definitions.................................................   1
1.3.            Schedules...................................................   1
1.4.            Headings and Table of Contents..............................   1
1.5.            Gender and Number...........................................   1
1.6.            Currency....................................................   1
1.7.            Invalidity of Provisions....................................   2
1.8.            Entire Agreement............................................   2
1.9.            Governing Law...............................................   2
1.10.           Effective Date..............................................   2

                                   ARTICLE 2.
                                 Administration

2.1.            Administration by the Board of Directors....................   2
2.2.            Authority of the Board of Directors.........................   2
2.3.            Grants by CEO...............................................   3
2.4.            Shares Subject to the Plan..................................   3
2.5.            Restrictions on Issuances...................................   3
2.6.            Compliance with Law.........................................   4

                                   ARTICLE 3.
                                   FAIR VALUE

3.1.            Definition..................................................   4

                                   ARTICLE 4.
                                GRANT OF OPTIONS

4.1.            Grants......................................................   5
4.2.            Participation Voluntary.....................................   5
4.3.            General Terms of the Option.................................   5
4.4.            Option Exercise Price.......................................   5
4.5.            Exercise Period of Option...................................   5
4.6.            Option Agreements...........................................   6
4.7.            Prohibition on Transfer of Options..........................   6

                                   ARTICLE 5.
                               EXERCISE OF OPTIONS

5.1.            Method of Exercise of Option................................   7
5.2.            Payment of Option Price.....................................   7

5.3.            Withholding of Tax..........................................   7

                                   ARTICLE 6.
                                     SHARES

6.1.            Shareholder Rights..........................................   7

                                   ARTICLE 7.
                         REORGANIZATIONS AND ADJUSTMENTS

7.1.            Reorganization or Sale of the Company.......................   8
7.2.            Substitute Options upon Acquisition by the Company..........   8
7.3.            Capital Adjustments.........................................   8


                                       ii


                                   ARTICLE 8.
                           EMPLOYMENT AND COMPENSATION

8.1.            No Special Employment Rights................................   9
8.2.            Other Employee Benefits.....................................   9
8.3.            Non-Exclusivity.............................................   9

                                   ARTICLE 9.
                                   AMENDMENTS

9.1.            Amendment or Termination Without Consent....................   9
9.2.            Amendment With Individual Consent...........................   9

                                   ARTICLE 10.
                                 GENERAL MATTERS

10.1.           Notices.....................................................  10
10.2.           Submission to Jurisdiction..................................  10
10.3.           Language of Plan............................................  10
10.4.           Further Assurances..........................................  10


SCHEDULES

Schedule 1.2.1  --  Definitions
Schedule 1.2.2  --  Incorporated Definitions
Schedule 2.2.5  --  Regulations
Schedule 2.6.4  --  Company Obligations Required By Law
Schedule 4.6    --  Form of Option Agreement
Schedule 5.1    --  Exercise Form

                             LORUS THERAPEUTICS INC.
                                2003 OPTION PLAN


                                   ARTICLE 1.
                                 INTERPRETATION

1.1.   PURPOSE OF THE PLAN

          The purpose of this Plan is to advance the interests of the Company by increasing its ability to attract, retain and reward Eligible Persons who are involved in the development of the Company by providing those Eligible Persons with an opportunity to acquire an ownership interest in the Company and aligning further the interests of those Eligible Persons with the interests of the Company's securityholders.

1.2.   DEFINITIONS

       1.2.1. In this Plan and its Schedules, the terms set out in Schedule
       1.2.1 (Definitions) will have the meanings given to those terms in that schedule.

       1.2.2. Certain terms, whose definitions are incorporated by reference from other material, are set out in Schedule 1.2.2 (Incorporated Definitions).

1.3.   SCHEDULES

          The following are the schedules attached to this Plan:

          Schedule 1.2.1   -   Definitions
          Schedule 1.2.2   -   Incorporated Definitions
          Schedule 2.2.5   -   Regulations
          Schedule 4.6     -   Form of Option Agreement
          Schedule 5.1     -   Exercise Form

1.4.   HEADINGS AND TABLE OF CONTENTS

          The inclusion of headings and a table of contents in this Plan is for convenience of reference only and will not affect the construction or interpretation of the Plan.

1.5.   GENDER AND NUMBER

          In this Plan, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6.   CURRENCY

          Except where otherwise expressly provided, all amounts in this Plan are stated and will be paid in Canadian currency.

1.7.   INVALIDITY OF PROVISIONS

          Each of the provisions contained in this Plan is distinct and severable and a declaration of invalidity or unenforceability of any provision or part by a court of competent jurisdiction will not affect the validity or enforceability of any other provision of the Plan. To the extent permitted by applicable law, the Company and all Participants waive any provision of law which renders any provision of this Plan invalid or unenforceable in any respect.

1.8.   ENTIRE AGREEMENT

          This Plan and each Option Agreement constitutes the entire agreement between the parties pertaining to the subject matter of those documents. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with the subject matter except as specifically set out or referred to in those documents.

1.9.   GOVERNING LAW

          This Plan will be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

1.10.  EFFECTIVE DATE

          This Plan is effective as of October 9, 2003.


                                   ARTICLE 2.
                                 ADMINISTRATION

2.1.   ADMINISTRATION BY THE BOARD OF DIRECTORS

          This Plan will be administered by the board of directors of the Company or a committee of the board of directors duly appointed for this purpose by the board of directors and consisting of not less than 2 directors. If a committee is appointed for this purpose, all references to the term "BOARD" will be deemed to be references to the committee.

2.2.   AUTHORITY OF THE BOARD OF DIRECTORS

          Subject to this Plan, the Board has the authority to:

       2.2.1. grant Options to Eligible Persons;

       2.2.2. determine the terms of Option grants, including any limitations, restrictions and conditions upon those grants, which terms may differ by grant and by Participant;

       2.2.3. issue Shares upon the exercise of Options;

       2.2.4. effect any repurchase of Shares, Options or other rights contemplated by this Plan;

       2.2.5. interpret this Plan and adopt, amend or rescind any administrative guideline and other rule or Regulation relating to this Plan as it may from time to time consider advisable, subject to the Law; and

       2.2.6. make all other determinations and take all other actions in connection with the implementation and administration of this Plan as it may consider necessary or advisable.

The Board's guidelines, rules, Regulations, interpretations and determinations will be final and binding upon the Company and all Participants and their legal representatives. No member of the Board will be liable for any act or omission (whether or not negligent) taken or omitted in good faith, or for the exercise of an authority or discretion granted in connection with the Plan to the Board, or for the acts or omission of any other members of the Board.

2.3.   GRANTS BY CEO

The Chief Executive Officer of the Company is authorized to grant Options from time to time to Eligible Persons between meetings of the Board, subject to the ratification and approval of those grants by the Board at the next meeting of the Board; provided those grants are made in accordance with (1) the terms of the Plan and (2) any guidelines set out by the Board. The exercise price of Options granted in this manner will in all cases be established on the date of grant by the Chief Executive Officer, in accordance with section 4.4.

2.4.   SHARES SUBJECT TO THE PLAN

       2.4.1. Effective from October 9, 2003, the maximum total number of Shares available for issuance from treasury upon exercise of Options granted under the Plan is 20,582,081 Shares, less any Shares issued pursuant to options exercised under the Previous Stock Option Plan. Any Share subject to an Option that, for any reason, has been cancelled or terminated without having been exercised under the Plan or the Previous Plan, will again be available for issuance under this Plan.

       2.4.2. No fractional Shares may be issued or purchased under the Plan and the Board will determine the manner in which any fractional Shares or rights to acquire fractional Shares are to be addressed.

2.5.   RESTRICTIONS ON ISSUANCES

        THE ISSUING OF OPTIONS IS SUBJECT TO THE FOLLOWING RESTRICTIONS:

       2.5.1. that the number of Shares reserved for issuance under Options granted to Insiders or under Stock Options granted to Insiders under any other Share Compensation Arrangement of the Company may not exceed 5% of the Outstanding Issue;

       2.5.2. that Insiders may not, within a 12 month period, be issued a number of Shares under the Plan and/or under any other Share Compensation Arrangement of the Company exceeding 5% of the Outstanding Issue; and

       2.5.3. that any one Insider and that Insider's Associates may not, within a 12 month period, be issued a number of Shares under the Plan and/or under any other Share

       Compensation Arrangement of the Company exceeding 5% of the Outstanding Issue.

       2.5.4. that the number of Shares reserved for issuance under Options to any one Person may not exceed 5% of the Outstanding Issue.

2.6.   COMPLIANCE WITH LAW

       2.6.1. The Company is not obligated by this Plan or any grant under it to, and will not, take any action required, permitted or otherwise contemplated by this Plan except in accordance with Law. The Board may postpone or adjust any exercise of any Option or the issue of any Shares under this Plan or refrain from taking any action or exercising any right required, permitted or contemplated by the Plan as the Board in its discretion may deem necessary in order to permit the Company to ensure that this Plan and the issuance of Shares under it comply with Law.

       2.6.2. If the Shares are listed on a Stock Market, the Company will have no obligation to issue any Shares under this Plan unless the Shares have been duly listed, upon official notice of issuance, on that Stock Market.

       2.6.3. If Law prevents the exercise of an Option or the issue of a Share, the Board may, in addition to the rights referred to in this Plan, choose to address the economic value of a Participant's rights in whatever manner it deems to be reasonable in the circumstances, and action taken by the Company in consequence of that determination will be deemed to have satisfied the Company's obligations as they would otherwise have existed.

       2.6.4. The Company will comply with all reporting obligations required by Law.


                                   ARTICLE 3.
                                   FAIR VALUE

3.1.   DEFINITION

          "FAIR VALUE" for the purposes of this Plan will be equal to the weighted average of the trading prices of the Shares on the Stock Market for the five trading days ending on the last trading date preceding the date on which the calculation of Fair Value is to be made, provided that:

       3.1.1. "Fair Value" for the purpose of determining the exercise price of all Options (other than Incentive Options) under section 4.4 will be equal to the closing market price of the Shares on the Stock Market on the last trading date preceding the date of the grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the Stock Market on the last trading date preceding the date of the grant.

                                   ARTICLE 4.
                                GRANT OF OPTIONS

4.1.   GRANTS

          The Board may grant Options to Eligible Persons. An Eligible Person may receive Options on more than one occasion under this Plan and may receive differing Options on any one occasion.

4.2.   PARTICIPATION VOLUNTARY

          The participation of an Eligible Person in the Plan and the purchase of Shares by a Participant upon exercise of an Option is voluntary, and neither the participation nor any purchase will have any effect, positively or negatively, on the employment or continuing employment of an Eligible Person or Participant who is an Employee, the appointment or continuing appointment of an Eligible Person or Participant who is an Executive or the engagement or continuing engagement of an Eligible Person or Participant who is a Consultant or Consultant Entity.

4.3.   GENERAL TERMS OF THE OPTION

       4.3.1. In respect of each Option, the Board will determine the Eligible Person who will receive the Option, the number of Shares subject to the Option, the expiration date of the Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option.

       4.3.2. If not otherwise determined by the Board, an Option will vest as to 50% on the first annual anniversary of the date of grant of the Option and an additional 25% on the second and third annual anniversaries after the date of the grant of the Option.

4.4.   OPTION EXERCISE PRICE

          The Board will, in accordance with Law, establish the exercise price of an Option when each Option is granted equal to the Fair Value of the Shares as of the date of grant.

4.5.   EXERCISE PERIOD OF OPTION

       4.5.1. Maximum Period. Options granted must be exercised no later than 10 years after the date of grant (or within any lesser period that the applicable grant, this Plan, Regulations or any Law may require). No Option may be exercised after its stated expiration.

       4.5.2. Termination.

              4.5.2.1. If a Participant ceases to be an Eligible Person as a result of:

                       4.5.2.1.1. the termination of the Participant's appointment, employment or engagement by the Company (and/or its Affiliates) without Cause,

                       4.5.2.1.2. the resignation of the Participant, or

                       4.5.2.1.3. the retirement of the Participant,

              each Option held by the Participant, to the extent which it has vested on or prior to the Termination Date in accordance with the Option Agreement and this Plan, will cease to be exercisable 3 months after the Termination Date unless it expires sooner or unless otherwise determined by the Board.

              4.5.2.2. If a Participant ceases to be an Eligible Person as a result of the termination of the Participant's appointment, employment or engagement by the Company (and/or its Affiliates) because of Cause, each Option held by the Participant, to the extent which it has vested and not expired on or prior to the Termination Date in accordance with the Option Agreement and this Plan, will cease to be exercisable immediately upon the Company's (and/or an Affiliate's) giving of notice of termination, unless otherwise determined by the Board.

              4.5.2.3. Effective the Termination Date, any portion of an Option that has not vested on or prior to the Termination Date will no longer be exercisable.

       4.5.3. Death or Disability. If a Participant ceases to be an Eligible Person as a result of the Participant's death or Disability, each Option held by the Participant, to the extent which it has vested and not expired on or prior to the date of the Participant's death or Disability in accordance with the Option Agreement and this Plan, will cease to be exercisable 9 months after the Termination Date unless otherwise determined by the Board. Any portion of a Participant's Option that has not vested on or prior to the date of the Participant's death or Disability will no longer be exercisable.

4.6.   OPTION AGREEMENTS

          Each Option must be confirmed, and will be governed, by an Option Agreement signed by the Company and by the Participant, substantially in the form attached as Schedule 4.6 (Form of Option Agreement).

4.7.   PROHIBITION ON TRANSFER OF OPTIONS

          Options are personal to the Participant. No Participant may deal with an Option or any interest in it or Transfer an Option except in accordance with this Plan. A purported Transfer of an Option in violation of this Plan will not be valid and the Company will not issue any Share upon the attempted exercise of that Option. Subject to Law, the Board may establish rules, Regulations and procedures permitting the Transfer of Options in circumstances and on terms determined by the Board. If Options have been granted to a Participant's Subsidiary or a Consultant's Consultant Entity and the related Subsidiary ceases to be a Subsidiary or the related Consultant Entity ceases to so qualify, then the Participant will be deemed to have Transferred any Option held by that entity to the entity, and that Transfer will be subject to the requirements and sanctions set out in this section. Notwithstanding anything to the contrary in the Plan, Options cannot be Transferred other than by will or the laws of descent and distribution and will be exercisable during a Participant's lifetime only by the Participant.

                                   ARTICLE 5.
                               EXERCISE OF OPTIONS

5.1.   METHOD OF EXERCISE OF OPTION

          A Participant may exercise all or a portion of an Option by delivering to the Company, to the address and person set out in section 10.1, a completed exercise form in the form attached as Schedule 5.1 (Exercise Form) and, if exercised under section 5.2, accompanied by payment of the exercise price multiplied by the number of Shares to be purchased.

5.2.   PAYMENT OF OPTION PRICE

          The purchase price of each Share purchased under an Option must be paid in full at the time of exercise by bank draft, certified cheque or in any other manner permitted by the Board and by Law. Upon receipt of payment in full, but subject to this Plan, the number of Shares in respect of which the Option is exercised will be issued as fully paid and non-assessable.

5.3.   WITHHOLDING OF TAX

       5.3.1. If the Company determines that under the requirements of taxation Law it is obliged to withhold for remittance to a taxing authority any amount upon exercise of an Option or the sale of Shares acquired on exercise of an Option, the Company may, prior to and as a condition of issuing the Shares or at any other later date, (1) require the Participant exercising the Option to pay to the Company, in addition to and in the same manner as the exercise price for the Shares, (2) withhold from any other amounts payable by the Company to the Participant or (3) transfer from the Participant to the Company Shares issuable upon exercise of the Option having a Fair Value equal to, any amount that the Company is obliged to remit to that taxing authority in respect of the exercise of the Option or the sale of the Shares acquired on exercise of the Option. Any additional payment will, in any event, be due no later than the date as of which any amount with respect to the Option exercised must be included in the gross income of the Participant for tax purposes.

       5.3.2. Promptly after a Participant sells any Shares acquired on exercise of an Option, the Participant will notify the Company in writing of the date and terms of the sale and will provide all other information regarding the sale as the Company may reasonably require.


                                   ARTICLE 6.
                                     SHARES

6.1.   SHAREHOLDER RIGHTS

          A Participant will not have any rights as a shareholder of the Company with respect to any Shares subject to an Option until that Participant has exercised the Option and the Company has issued Shares in accordance with the Plan.

                                   ARTICLE 7.
                         REORGANIZATIONS AND ADJUSTMENTS

7.1.   REORGANIZATION OR SALE OF THE COMPANY

          If there is:

       7.1.1. a Combination,

       7.1.2. the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or

       7.1.3. a reorganization or liquidation of the Company,

the Board, or the board of directors of any entity assuming the obligations of the Company, having regard to its fiduciary duties and the best interests of the Company, will, as to unexercised Options, upon written notice to Participants, provide that: (a) all unvested Options of Executives will vest immediately; (b) all unexercised Options (both vested and unvested) will terminate immediately prior to the consummation of the merger, consolidation, acquisition, reorganization, liquidation, sale or transfer unless those Options which have vested are exercised by respective Participants within 30 days following the date of the notice.

7.2.   SUBSTITUTE OPTIONS UPON ACQUISITION BY THE COMPANY

          The Company may grant Options under the Plan in substitution for options held by directors, officers or employees of or consultants to another entity who become Eligible Persons as a result of a merger or consolidation of the other entity with the Company or an Affiliate, or as a result of the acquisition by the Company of property or securities of the other entity. The Company may direct that substitute Options be granted on any terms and conditions that the Board considers appropriate in the circumstances, subject to Law.

7.3.   CAPITAL ADJUSTMENTS

          If there is any change in the outstanding Shares by reason of a share dividend or split, recapitalization, consolidation, combination or exchange of shares, special dividend or other fundamental corporate change, other than the issuance of Shares by the Company for consideration, the Board will, subject to Law, make a substitution or adjustment in

       7.3.1. the exercise price of any unexercised Options;

       7.3.2. the maximum number and/or class of securities of the Company reserved for issuance under this Plan; or

       7.3.3. the number and/or class of securities of the Company subject to unexercised Options previously granted,

as the Board determines is appropriate in the circumstances.

                                   ARTICLE 8.
                           EMPLOYMENT AND COMPENSATION

8.1.   NO SPECIAL EMPLOYMENT RIGHTS

          Nothing contained in the Plan or in any Option will confer upon any Participant any right with respect to the continuation of the Participant's appointment, employment or engagement by the Company or interfere in any way with the right of the Company at any time to terminate or change any terms of that appointment, employment or engagement including any increase or decrease in the compensation of the Participant.

8.2.   OTHER EMPLOYEE BENEFITS

          The amount of any compensation deemed to be received by a Participant as a result of the exercise of an Option or the sale of Shares received upon an exercise of an Option will not constitute compensation for the purpose of determining any other employee benefits of that Participant, including benefits under any bonus, pension, profit-sharing, life insurance or salary continuation plan, except as otherwise specifically determined by the Board.

8.3.   NON-EXCLUSIVITY

          Nothing contained in this Plan will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant or other Eligible Person, subject to Law.


                                   ARTICLE 9.
                                   AMENDMENTS

9.1.   AMENDMENT OR TERMINATION WITHOUT CONSENT

       9.1.1. The Board may amend, suspend or terminate this Plan or any portion of it at any time in accordance with Law, provided that no amendment, suspension or termination may, without the consent of the affected Participant or except as otherwise provided in the Plan, impair any Option, or any right under an Option, previously granted to any Participant.

       9.1.2. If this Plan is terminated, the provisions of this Plan, the Regulations and any administrative guidelines and other rules adopted by the Board and in force when this Plan is terminated will continue in effect as long as any Option, or any right under an Option, remains outstanding. However, notwithstanding the termination of this Plan, the Board may make any amendments to this Plan, or to any outstanding Option, that it would be entitled to make if this Plan were still in effect.

9.2.   AMENDMENT WITH INDIVIDUAL CONSENT

          With the consent of the affected Participant, the Board may amend any outstanding Option in any manner to the extent that the Board would have had the initial authority to grant the Option as so modified or amended, including to change the date or the price at which an Option becomes exercisable, subject to Law.

                                   ARTICLE 10.
                                 GENERAL MATTERS

10.1.  NOTICES

          Any notice or other communication required or permitted to be given under this Plan will be in writing and will be given by prepaid first-class mail, by electronic mail or by hand-delivery as provided below. Any notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date, or if sent by electronic mail, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received on the day on which it is delivered to the applicable address noted below either to the individual designated below or to an individual at that address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. Notices and other communications will be addressed, if to the Company, to the head office of the Company, attention: Corporate Secretary and, if to a Participant, at the last address which appears on the records of the Company.

10.2.  SUBMISSION TO JURISDICTION

          The Company and each Participant irrevocably submit to the non-exclusive jurisdiction of the courts of Ontario in respect of all matters relating to this Plan and any Option Agreement.

10.3.  LANGUAGE OF PLAN

          The parties to this Plan have expressly agreed that this Plan and related documents be drawn in the English language. Les parties aux presentes ont expressement convenu que le present plan et tous les documents y afferents soient rediges en langue anglaise.

10.4.  FURTHER ASSURANCES

          Each Participant will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all further acts, documents and things as the Company may reasonably require from time to time for the purpose of giving effect to this Plan and will use reasonable efforts and take all steps as may be reasonably within the Participant's power to implement to their full extent the provisions of this Plan.

                                 SCHEDULE 1.2.1

                                  DEFINITIONS

1.     "AFFILIATE" has the meaning given to that term in OSC Rule 45-105.

2.     "ASSOCIATE" has the meaning given to that term in the Securities Act
       (Ontario).

3. "BOARD" means the board of directors of the Company or a committee of the board of directors appointed to administer the Plan.

4. "BUSINESS DAY" means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario.

5.     "CAUSE", in respect of a Participant, either

       5.1. has the meaning given to that term in any written employment or consulting agreement between the Company or an Affiliate and the Participant or in any written employment policy or manual of the Company or an Affiliate applicable to the Participant, or

       5.2. if there is no written definition of this term applicable to the Participant, means (1) the wilful failure of the Participant to properly carry out the Participant's duties and responsibilities or to adhere to the polices of the Company or its Affiliates after notice by the Company (or an Affiliate) of the failure to do so and an opportunity for the Participant to correct the failure within a reasonable period from the date of receipt of that notice, (2) fraud, theft, dishonesty or wilful misconduct by, or the gross incompetence of, the Participant involving the property, business or affairs of the Company or its Affiliates or the carrying out of the Participant's duties, as determined in good faith by the Company and (3) any other conduct that would constitute cause as that term is interpreted by the courts of the Province of Ontario from time to time.

6. "COMBINATION" means any acquisition of the Company by means of any transaction or series of related transactions, including any consolidation, merger, amalgamation or similar form of corporate reorganization, (1) in which the outstanding shares of the Company are exchanged for securities or other consideration issued, delivered or caused to be issued or delivered, by the acquiring Person, its subsidiary or other Person and (2) under which the holders of the outstanding voting securities of the Company immediately prior to the transaction fail to hold, directly or indirectly, equity securities representing a majority of the voting power of the Company or surviving entity or its parent immediately following the transaction in substantially the same proportions as their ownership of the voting power of the equity securities of the Company immediately prior to the transaction.

7. "COMPANY" means Lorus Therapeutics Inc., and includes any successor company.


                                                        SCHEDULE 1.2.1 -- Page i

8. "CONSULTANT" has the meaning given to that term in OSC Rule 45-105 and excludes an individual whose services are in connection with the offer or sale or securities of the Company in a capital raising transaction.

9. "CONSULTANT ENTITY" means, for an individual Consultant, a company of which the individual Consultant is an employee or shareholder or a partnership of which the individual Consultant is an employee or partner.

10. "CONTROL" (or "Controlled") has the meaning given to that term in OSC Rule 45-105.

11.    "DISABILITY", in respect of a Participant, either

       11.1. has the meaning given to that term in any written employment or consulting agreement between the Company or an Affiliate and the Participant or in any written employment policy or manual of the Company or an Affiliate applicable to the Participant, or

       11.2. if there is no written definition of this term applicable to the Participant, means, subject to applicable human rights law, the mental or physical state of the Participant resulting in the Participant being unable as a result of illness, disease, mental or physical disability or similar cause, as determined by a legally qualified medical practitioner selected by the Company, to fulfil the Participant's obligations to the Company or an Affiliate for any consecutive 180-day period or for any period of 180 days (whether or not consecutive) in any consecutive 365-day period.

12. "ELIGIBLE PERSON", subject to the Regulations and to Law, means (1) any Executive or Employee (including any of those persons who are on a leave of absence authorized by the board of directors of the Company or of any Affiliate), (2) any Subsidiary of an Executive or Employee, (3) any Consultant or Consultant Entity or (4) any RRSP or RRIF established by or for an Executive, Employee or Consultant or under which the Executive, Employee or Consultant is a beneficiary.

13.    "EMPLOYEE" has the meaning given to that term in in Schedule 1.2.2.

14. "ENTITY" means any partnership, limited partnership, joint venture, syndicate, company or corporation with or without share capital, unincorporated association, trust or other entity however designated or constituted.

15.    "EXECUTIVE" has the meaning given to that term in Schedule 1.2.2.

16.    "FAIR VALUE" has the meaning given to that term in section 3.1.

17.    "INCLUDING" means including without limitation.

18.    "INSIDER" has the meaning given to the term "insider" in the TSX Rules.

19. "LAW" means all applicable law including all applicable securities laws and the rules applicable to any stock exchange or quotation system on which the Shares are listed or


                                                       SCHEDULE 1.2.1 -- Page ii
       quoted or on which the Company wishes to list or quote its shares (including any required prior regulatory approval or shareholder consent).

20. "OPTION" means a right granted to an Eligible Person to purchase Shares on the terms of this Plan.

21. "OPTION AGREEMENT" means an agreement signed by the Company and by a Participant with respect to a granted Option, as contemplated by section 4.6.

22. "OSC RULE 45-105" means Ontario Securities Commission Rule 45-105 -- Trades to Employees, Senior Officers, Directors and Consultants, as that rule may be amended, renumbered or reclassified from time to time, and any successor to that rule.

23. "OUTSTANDING ISSUE" has the meaning given to the term "outstanding issue" in the TSX Rules.

24. "PARTICIPANT" means an Eligible Person to whom an Option has been granted, and, as appropriate with respect to each individual Participant (including in calculating holdings of a Participant or addressing termination of a Participant), also includes an RRSP, RRIF, Subsidiary or Consultant Entity related to that Participant.

25. "PERSON" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

26. "PLAN" means this 2003 Share Option Plan of the Company and all schedules attached to this Plan, in each case as they may be amended or supplemented from time to time, and unless otherwise indicated, references to Articles, sections and Schedules are to the specified Articles, sections and Schedules in this Plan.

27. "PREVIOUS STOCK OPTION PLAN" mean the stock option plan of the Company established June 3, 1993, as amended. Issuances of options under this stock option plan ceased November 20, 2003.

28. "REGULATIONS" means the regulations set out in Schedule 2.2.5 (Regulations) made under this Plan, as they may be amended from time to time in accordance with the Plan.

29.    "RRIF" means a registered retirement income fund.

30.    "RRSP" means a registered retirement savings plan.

31. "SHARE" means a common share of the Company and includes any class of securities into which the common shares of the Company as a whole class may be subsequently reclassified, converted or exchanged.

32. "SHARE COMPENSATION ARRANGEMENT" has the meaning given to the term "share compensation arrangement" in the TSX Rules.


                                                      SCHEDULE 1.2.1 -- Page iii

33. "STOCK MARKET" means each stock exchange or quotation system on which the Shares are listed or quoted and, in respect of any calculation or determination to be made under this Plan, means one which is selected by the Board for the purposes of the calculation or determination, generally on the basis of volume of trading or other measure as to the accuracy of the trading history. If the Shares are listed on the TSX, then "Stock Market" will mean the TSX for the purpose of any calculation or determination, unless the trading volume of the Shares is materially higher on another stock exchange or quotation system.

34. "STOCK OPTION" has the meaning given to the term "stock option" in the TSX Rules.

35. "SUBSIDIARY" has the meaning given to that term in Business Corporation Act (Ontario).

36. "TERMINATION DATE" means the date on which a Participant ceases to be an Eligible Person in accordance with the Plan.

37. "TRANSFER" includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, hypothecate, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership or the right to receive proceeds or benefits of or from the subject matter passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing, and the words "TRANSFERRED", "TRANSFERRING" and similar words have corresponding meanings.

38.    "TSX" means the Toronto Stock Exchange.

39. "TSX RULES" means the rules of the Toronto Stock Exchange Company Manual relating to changes in capital structure of listed companies in connection with employee stock option and stock purchase plans, options for services, and related matters (currently sections 626 to 637.3), as those rules may be amended, renumbered or reclassified from time to time, or any successors.




                                                       SCHEDULE 1.2.1 -- Page iv

                                 SCHEDULE 1.2.2

                            INCORPORATED DEFINITIONS

          The definitions in this schedule have been substantially reproduced from the statutory, regulatory or other material in force as of October 9, 2003 and from which they have been incorporated. This Schedule will be deemed to be updated from time to time, as applicable, as that material is updated, and a replacement version will be distributed to Participants as soon as practicable after.

1. A person or company is considered to be an AFFILIATED ENTITY of another person or company if one is a subsidiary entity of the other or if both are subsidiary entities of the same person or company, or if each of them is controlled by the same person or company.

2. "ASSOCIATE", where used to indicate a relationship with any person or company means,

       2.1. any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding,

       2.2.   any partner of that person or company,

       2.3. any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity,

       2.4. any relative of that person who resides in the same home as that person,

       2.5. any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage, or

       2.6. any relative of a person mentioned in clause 2.5 who has the same home as that person.

3. a person or company is considered to be CONTROLLED by a person or company if

         3.1.     in the case of a person or company

              3.1.1. voting securities of the first-mentioned person or company carrying more than 50 percent of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or company, and

              3.1.2. the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned person or company;


                                                        SCHEDULE 1.2.2 -- Page i

       3.2. in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or company holds more than 50 percent of the interests in the partnership; or

       3.3. in the case of a limited partnership, the general partner is the second-mentioned person or company.

4. "CONSULTANT" means, for an issuer, an individual, other than an employee or an executive of the issuer, that (1) is engaged to provide on a bona fide basis consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer under a written contract between the issuer or the affiliated entity and the individual or a consultant company or consultant partnership of the individual, and (2) in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer.

5. "EMPLOYEE" means, for an issuer, an employee of the issuer or of an affiliated entity of the issuer, other than an executive of the issuer.

6. "EXECUTIVE" means, for an issuer, an issuer-officer or an issuer-director.

7. "INCENTIVE" means a compensation or incentive arrangement for an executive.

8.     "INCENTIVE PLAN" means a plan providing for incentives.

9.     "INSIDER" of a listed company means:

       9.1. an insider as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the listed company, and

       9.2.   an associate of any person who is an insider by virtue of 9.1.

10. "OUTSTANDING ISSUE" means the number of shares of the applicable class outstanding on a non-diluted basis, subject to any applicable adjustments provided for in Sections 628 to 630 of the TSX Rules.

11. "RELATED PERSON", for an issuer, means (1) a director or senior officer of the issuer or (2) an associate of a director or senior officer of the issuer.

12. "SHARE COMPENSATION ARRANGEMENT" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more service providers, including a share purchase from treasury which is financially assisted by the company by way of a loan, guaranty or otherwise.


                                                       SCHEDULE 1.2.2 -- Page ii

13. "STOCK OPTION" means an option to purchase shares from treasury granted to a service provider as a compensation or incentive mechanism.

14. a person or company is considered to be a SUBSIDIARY ENTITY of another person or company if

       14.1.  it is controlled by

              14.1.1. that other, or

              14.1.2. that other and one or more persons or companies, each of which is controlled by that other, or

              14.1.3. two or more persons or companies, each of which is controlled by that other; or

       14.2. it is a subsidiary entity of a person or company that is that other's subsidiary entity.









                                                      SCHEDULE 1.2.2 -- Page iii

                                 SCHEDULE 2.2.5

                                   REGULATIONS

1. Subject to the Law and upon notice to the Company, a Participant may Transfer Options, or Shares received under the exercise of Options, to any RRSP or RRIF established by or for the Participant or under which the Participant is a beneficiary. Upon death of a Participant, the Participant's Option(s) will become part of the Participant's estate, and any right of the Participant may be exercised by the former Participant's legal representatives, provided the legal representatives comply with all obligations of the former Participant.

2. A Participant who is an Executive or Employee will cease to be an Eligible Person on the earliest of:

       2.1. the end of the notice period, if the Company gives the Participant notice of termination of appointment and/or employment or the Participant gives the Company notice of resignation and the Participant continues to hold the appointment and/or work during the notice period,

       2.2. the date on which the Company gives the Participant notice of termination of appointment and/or employment (with or without Cause), if the Participant does not continue to hold the appointment and/or work during the notice period, and, for greater certainty, will not include any period of statutory or common law notice or severance,

       2.3. the date on which the Participant gives the Company notice of resignation, if the Participant does not continue to hold the appointment and/or work during the notice period,

       2.4.   the date of the Participant's retirement,

       2.5.   the date of the Participant's death,

       2.6.   the date of the Participant's Disability,

       2.7. the date on which the Participant otherwise fails to meet the criteria set out under the definition of an Eligible Person, and

       2.8. in any other case, the actual date on which both the Participant and the Company had actual notice that the Participant's appointment and/or employment would cease on a particular date.

       For greater certainty, the above dates will apply whether or not the Participant receives any payment in lieu of notice. For greater certainty, if, as a result of one or more of the events listed above, a Participant no longer qualifies or will no longer qualify as an Eligible Person in one category but will remain an Eligible Person under another category, then the Participant will remain an Eligible Person.


                                                        SCHEDULE 2.2.5 -- Page i

3. The date of a Participant's Disability will be the last day of the applicable period during which the Participant is unable to fulfil the Participant's obligations to the Company.

4. A Participant who is a Consultant will cease to be an Eligible Person on the earliest of:

       4.1 the completion or substantial performance of the Consultant's engagement in accordance with the terms of the written contract,

       4.2    the expiration of the Consultant's written contract,

       4.3 the notice of termination by the Company of the contract whether with or without Cause, or

       4.4 the services of any key individual referred to in the Consultant Entity's contract no longer being available to the Company as required under the contract.

5. If the legal representative of a Participant who has died or has a Disability purports to exercise any Options of the Participant, the Company will have no obligation to issue the Shares until evidence satisfactory to the Company has been provided that the legal representative is entitled to exercise the Options.




                                                       SCHEDULE 2.2.5 -- Page ii

                                  SCHEDULE 4.6

                            FORM OF OPTION AGREEMENT

                             LORUS THERAPEUTICS INC.
                             2003 SHARE OPTION PLAN

{Date}

PERSONAL & CONFIDENTIAL

{Name}
{Address}

Dear {Name}:

GRANT OF OPTION

          I am very pleased to advise you that the Board of Directors of Lorus Therapeutics Inc. (the "Company") has granted to you an option (the "Option") to purchase common shares (the "Shares") of the Company. This Option was granted on the basis set out in this letter, and is subject to the 2003 Share Option Plan of the Company (the "Plan"), a copy of which is enclosed. This letter and the Plan are referred to collectively as the "Option Documents". All capitalized terms not otherwise defined in this letter have the meanings given to them in the Plan.



Date of grant of Option:                    ____________________________________

The total number of Shares subject to this
Option is:                                  ____________________________________


The exercise price of this Option is:       $___________________________________

VESTING OF OPTIONS

          Your Options will "vest" or become exercisable

          in accordance with the table set out below. Provided that you are an Eligible Person and have been an Eligible Person throughout the time period set out in Column 1, the number of Options set out in Column 2 will vest at 11:59 p.m. on the last day of that time period. The number of Options you may exercise at any time (prior to the expiry date set out below) will be equal to the total number of Options which have vested, less any Options which you have exercised or which have expired in accordance with the Option Documents.


                                                          SCHEDULE 4.6 -- Page i

              Column 1                                    Column 2
              --------                                    --------
                                                      Number of Options
                Time                                  vesting following
               Period                                 that time period
              --------                                ----------------


________________ to ________________          __________________________________


________________ to ________________          __________________________________


________________ to ________________          __________________________________


          [OTHER CONDITIONS APPLICABLE TO VESTING, SUCH AS ATTAINING CERTAIN PERFORMANCE GOALS]

EXPIRY OF OPTION

          Subject to earlier expiration in accordance with the Option Documents, your rights to purchase Shares under this Option will expire at 11:59 p.m. on:

                         _______________________________

EXERCISE OF OPTION

          This Option may be exercised in whole or in part in respect of the vested portion of the Option at any time prior to expiry of the Option by delivery of written notice in a form attached to the Plan to the address and person set out in the Plan by exercising all or part of the vested portion of the Option for a number of Shares specified to be purchased and enclosing payment by bank draft or certified cheque of the total purchase price of the Shares.

          This Option may not be exercised or surrendered in respect of amounts of less than 100 Shares in the case of any one exercise unless that exercise would exhaust the Option.

TAX CONSEQUENCES

          Receiving a grant of an Option, exercising an Option and selling Shares received upon exercise of an Option may all result in tax consequences, which will differ depending on your jurisdiction of residence. The Company may impose requirements in relation to your exercise of an Option or subsequent sale of Shares issued upon exercise of an Option, to ensure compliance with taxation laws related to withholdings and remittances. You are strongly urged to consult your tax advisor as to the various tax consequences.

OPTIONS AND YOUR SERVICE TO THE COMPANY

          Nothing in the Option Documents will affect the right of the Company to terminate your services, responsibilities or duties to the Company and its Affiliates at any time for any reason. Regardless of the reason for your termination, your rights to exercise this Option will be restricted to those rights which have vested and not expired on or prior to your


                                                         SCHEDULE 4.6 -- Page ii

Termination Date and, in any claim for wrongful dismissal, no consideration will be given to any Options that might have vested during an appropriate notice period, all as described in the Plan. As set out the Plan, your participation in the Plan and any purchase of Shares upon exercise of an Option is voluntary, and neither the participation nor any purchase will have any effect, positively or negatively, on your appointment, employment or engagement by the Company.

NO TRANSFERS

          This Option is personal to you alone and may not be sold or Transferred in any way, except as described in the Plan.

DECISIONS OF BOARD BINDING

          All decisions made by the Board of Directors with regard to any questions arising in connection with the Option Documents, whether of interpretation or otherwise, will be final and binding on all parties.

ACCEPTANCE OF OPTION

          Please indicate acceptance of this agreement by signing where indicated below on the enclosed copy of this letter and returning the signed copies to the Company to the attention of Corporate Secretary.




                                                        SCHEDULE 4.6 -- Page iii

________________________________________________________________________________
By signing and delivering this agreement, you are acknowledging receipt of copies of the Plan and having been provided with an opportunity to consider the Plan and to seek independent legal advice with respect to them, and are agreeing to be bound by all terms of this letter and the Plan.
________________________________________________________________________________

                                        Yours truly,

                                        LORUS THERAPEUTICS INC.



                                        By: ____________________________________




I have read and agree to be bound by this letter and the Plan.


Signature:           ___________________________________________________________

Name (print):        ___________________________________________________________

Address:             ___________________________________________________________

                     ___________________________________________________________

                     ___________________________________________________________

Date:                ___________________________________________________________

Witness Signature:   ___________________________________________________________

Witness Name print): ___________________________________________________________




                                                         SCHEDULE 4.6 -- Page iv

                                  SCHEDULE 5.1

                                  EXERCISE FORM

                             LORUS THERAPEUTICS INC.
                             2003 SHARE OPTION PLAN

                                  SHARE OPTION
                         EXERCISE AND SUBSCRIPTION FORM

TO:    Lorus Therapeutics Inc. (the "Company")
       2 Meridian Road
       Toronto, Ontario
       M9W 4Z7
       Attention:  Corporate Secretary

RE:    Share Option Exercise under the 2003 Share Option Plan of the Company

________________________________________________________________________________

          Under an option agreement dated ________________, I was granted an option (the "Option") to purchase a total of ________ Shares. At this date, a portion of the Option has vested entitling me to purchase ________ Shares, of which I have already purchased ________ Shares in total under one or more prior exercise and subscription forms.

          I give notice that I wish to:

[ ] under section 5.1 of the Plan, exercise the vested portion of my Option to purchase ________ Shares at the price of $ ______ per Share, and I hereby subscribe for that number of Shares at that price, enclose payment for those Shares in full by bank draft or certified cheque in the total amount of $ _________ and direct that

       [ ] a certificate representing the subscribed Shares be delivered to me at the address set out below;

       [ ] a certificate representing the subscribed Shares be delivered to me at my office; or

       [ ] the subscribed Shares be deposited directly into my broker account (see account details below), and I hereby authorize Computershare Trust Company of Canada, or such other registrar and transfer agent as the Company may appoint from time to time;

       or

       o  I am resident at the address set out below; and

       o I have received copies of the Plan and the Option Agreement and am agreeing to be bound by all terms of those agreements.


                                                          SCHEDULE 5.1 -- Page i

          All capitalized terms used in this exercise and subscription form and not otherwise defined have the meanings given to them in the Plan.


Signature:               _______________________________________________________

Name (print):            _______________________________________________________

Address:                 _______________________________________________________

                         _______________________________________________________

                         _______________________________________________________

Date:                    _______________________________________________________

Broker account details:  _______________________________________________________








                                                         SCHEDULE 5.1 -- Page ii